FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Schedule of Morgan Stanley Sixteenth Annual Asia Pacific Summit: November 16, 2017

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of Morgan Stanley Sixteenth Annual Asia Pacific Summit held in Singapore on November 16, 2017. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Morgan Stanley Sixteenth Annual Asia Pacific Summit: November 16, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Abu Dhabi Investment Authority
2.	One-on-one	Blackrock
3.	Group	Flowering Tree Investment Management
4.	Group	Longlead Capital Partners
5.	Group	Janus Henderson Investors
6.	Group	Broad Peak Investment Advisors
7.	Group	Columbia Threadneedle Investments – UK
8.	Group	Sanoor Capital
9.	Group	T Rowe Price
10.	Group	UBS Asset Management
11.	Group	Manulife Asset Management
12.	Group	Torq Capital Management
13.	Group	Graticule Asset Management Asia
14.	Group	Emerging Sovereign Group
15.	Group	Kiara Advisors
16.	Group	Zaaba Capital
17.	Group	Seatown Holdings
18.	One-on-one	Fidelity International
19.	One-on-one	Government of Singapore Investment Corporation
20.	Group	Coatue Management
21.	Group	Balyasny Asset Management
22.	Group	Invesco Asset Management
23.	Group	Ivaldi Capital
24.	Group	Eastspring Investments
25.	Group	Indus Capital Partners
26.	Group	Skagen
27.	Group	Kontiki Capital Management
28.	One-on-one	Fidelity Management & Research

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 17, 2017
		By:	/s/ Prashant Mistry
			Name :	Prashant Mistry
			Title :	Chief Manager